Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF DIRECTOR

AND

REMOVAL OF SENIOR MANAGEMENT

This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rules 13.09 and 13.51(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong).

On 5 January 2015, the Company received a notice from China Southern Air Holding Company, its controlling shareholder, that a case on file for investigation against Mr. Xu Jie Bo, the Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Mr. Zhou Yue Hai, the Executive Vice President of the Company, have been placed due to the suspicion of job-related crime.

Mr. Xu Jie Bo has tendered his resignation in respect of his directorship with the Company with effect from today. Mr. Xu confirms that he has no disagreement in any respect with the board of directors of the Company (the "Board") and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

According to the relevant laws and regulations and the articles of association of the Company, all eleven members of the Board considered and unanimously approved that Mr. Xu Jie Bo be removed as the member of Strategic Decision-making Committee, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Mr. Zhou Yue Hai be removed as the Executive Vice President of the Company with effect from today.

The Board considers that the above matter will not affect the business or operation of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

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Guangzhou, the People’s Republic of China

5 January 2015

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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